Executive Order “Unleashing American Drone Dominance” -– Draganfly Selected by Southern Border Cochise County Sheriff’s Department for Drone Pilot Program.

Tampa, FL – June 10, 2025 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its selection by the Cochise County Sheriff’s Department to support a new drone pilot program aimed at enhancing surveillance and operations along the southern border. This initiative aligns with President Donald J. Trump’s executive order, “Unleashing American Drone Dominance,” which seeks to reassert America’s leadership in unmanned aerial systems for security and defense.

The Cochise County Sheriff’s Department, recognized nationally for its innovative use of technology in law enforcement, has previously implemented high-resolution camera networks, sensor-integrated mobile units, and ground surveillance radar systems. These efforts have garnered commendations and visits from President Trump and Vice President JD Vance, highlighting the department’s leadership in border enforcement and technological integration.

“The southern border is one of America’s most critical national security frontiers,” said Captain Tim Williams of Cochise County Sheriff’s Department. “Our department has always been committed to leveraging the best tools available. With Draganfly as our drone partner, we’re entering the next phase of smart border enforcement. Their systems will enhance our ability to protect communities, manage humanitarian concerns, and respond rapidly to evolving threats.”

Under this new pilot program, the department will deploy the Draganfly family of drones for extended border surveillance, quick-response missions and nighttime operations. Draganfly’s drones are known for their adaptability and multi-mission capabilities, providing law enforcement and public safety operators the ability to execute a variety of operating tactics and capabilities from a single vehicle, with a variety of configurations available to support various payload and range demands. Draganfly products are capable of integrating with a variety of incumbent hardware and software solutions, including TAK(Team Awareness Kit) network compatibility, enabling a seamless integration with existing capabilities.

“We are honored to be working with the Cochise County Sheriff’s Department on this historic program,” said Cameron Chell, CEO of Draganfly. “Their team represents some of the best of American law enforcement—innovation-focused, community-minded, and mission-ready. This project embodies the spirit of President Trump’s executive order and sets a gold standard for how drone technology should be used to secure national borders.”

This initiative not only reinforces the department’s legacy of operational excellence but also positions Cochise County as a national model for technology-enabled border enforcement.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

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Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s drones being known for their adaptability and multi-mission capabilities, providing law enforcement and public safety operators the ability to execute a variety of operating tactics and capabilities from a single vehicle, with a variety of configurations available to support various payload and range demands, as well as their capable of integrating with a variety of incumbent hardware and software solutions, including TAK network compatibility, enabling a seamless integration with existing capabilities. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.